UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   Greene, Stacie
   Alliance Capital Investment Corp.
   125 West Shore Road
   Huntington, NY  11743
   U.S.A
2. Issuer Name and Ticker or Trading Symbol
   Network Six, Inc.
   NWSS
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
   3/30/01
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ( ) Director (X) 10% Owner ( ) Officer (give title below) ( ) Other (specify below)

7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
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
Common Stock, par value $.1|      |    | |                  |   |           |140,196            |I     |(1)                        |
0 per share                |      |    | |                  |   |           |                   |      |                           |
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Common Stock, par value $.1|      |    | |                  |   |           |500                |I     |(2)                        |
0 per share                |      |    | |                  |   |           |                   |      |                           |
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Common Stock, par value $.1|3/8/01|P   | |2,000             |A  |$2.87      |                   |I     |(3)                        |
0 per share                |      |    | |                  |   |           |                   |      |                           |
-----------------------------------------------------------------------------------------------------------------------------------|
Common Stock, par value $.1|3/19/0|P   | |1,000             |A  |$2.56      |                   |I     |(3)                        |
0 per share                |1     |    | |                  |   |           |                   |      |                           |
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Common Stock, par value $.1|3/23/0|P   | |500               |A  |$2.86      |                   |I     |(3)                        |
0 per share                |1     |    | |                  |   |           |                   |      |                           |
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Common Stock, par value $.1|3/26/0|P   | |1,200             |A  |$2.80      |                   |I     |(3)                        |
0 per share                |1     |    | |                  |   |           |                   |      |                           |
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Common Stock, par value $.1|3/28/0|P   | |1,000             |A  |$3.05      |                   |I     |(3)                        |
0 per share                |1     |    | |                  |   |           |                   |      |                           |
-----------------------------------------------------------------------------------------------------------------------------------|
Common Stock, par value $.1|3/29/0|P   | |600               |A  |$3.22      |32,500             |I     |(3)                        |
0 per share                |1     |    | |                  |   |           |                   |      |                           |
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
___________________________________________________________________________________________________________________________________
 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
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1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
___________________________________________________________________________________________________________________________________|
                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
___________________________________________________________________________________________________________________________________|

Explanation of Responses:
(1) By Alliance Capital Investment Corp. Ms. Stacie Greene is the sole beneficial owner and executive officer of Alliance Capital Investment Corp.
(2) By Stacie Greene SEP
IRA
(3) By Jericho Capital Corp. SEP f/b/o Kenneth Greene. The beneficial owner of the securities by Jercho Capital Corp. SEP f/b/o Kenneth Greene, who is Ms. Greene's husband. Ms. Greene disclaims beneficial interest in the shares owned by Mr. Greene or Jericho Capital Corp. SEP f/b/o
Kenneth Greene.
SIGNATURE OF REPORTING PERSON
/s/ Stacie Greene
DATE
April 10, 2001